[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

May 31, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Ms. Kristi Marrone

Mr. Jerard Gibson

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Form 10-K for fiscal year ended December 31, 2012

Filed on February 21, 2013

File No. 1-34572

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated May 23, 2013 (the “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on February 21, 2013.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.	We note your disclosure on page 27 that you believe that the results of operations of your hotels are best explained by three key performance indicators: occupancy, ADR and RevPAR. In future Exchange Act periodic reports, please revise to include occupancy, ADR and RevPAR for your hotels.

RESPONSE: The Trust acknowledges the Staff’s comment and, in its future Exchange Act periodic reports commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Trust will report occupancy, ADR and RevPAR for its portfolio of hotels on a “pro forma” basis. Please see the response to the Staff’s second comment for more information regarding this and the other comparative “pro forma” performance metrics the Trust intends to disclose in such future filings.

Results of Operations, page 28

Comparison of years ended December 31, 2012 and 2011, page 28

2.	We note your statement on page 28 that the results of operations for the year ended December 31, 2012 include the operating activity of 11 hotels for the full year and four hotels for part of the year, whereas the results of operations for the year ended December 31, 2011 include the operating activity of five hotels for the full year and six hotels for part of the year and, as a result, comparisons of results of operations between the periods are not meaningful. In future Exchange Act periodic reports, please revise to provide net operating income or an equivalent measure of property income and same store net operating income. To the extent that management does not consider net operating income and same store net operating income key performance indicators, please tell us with a view toward disclosure how management tracks the performance of your properties and compares the results of operations between periods.

RESPONSE: Given the Trust’s rapid and consistent growth through acquisitions of hotels in each year since its commencement of operations following its 2010 IPO, the Trust has not used a “same store” measurement to analyze its operating performance. Nevertheless, the Trust acknowledges the Staff’s suggestion that the Trust expand the disclosure in its future Exchange Act periodic reports regarding the performance of the Trust’s hotels across the comparable periods covered by the reports. Commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Trust will add comparative disclosure of the operating performance of its hotels on the basis of five key performance metrics regularly assessed by management:

•	Occupancy;

•	ADR;

•	RevPAR;

•

Adjusted Hotel EBITDA, a Non-GAAP financial measure which represents the difference between total revenues less total hotel operating expenses, adjusted to remove the recurring net effect of non-cash amortization of intangible assets and unfavorable contract liabilities associated with certain of the hotels; and

•	Adjusted Hotel EBITDA Margin, which represents Adjusted Hotel EBITDA divided by total revenues.

Based on feedback from certain members of the investment community, the Trust intends to provide these metrics on a “pro forma” basis, comparing the results of those hotels that (1) are owned by the Trust at the end of the reporting period and (2) were operating during each of the comparative periods (whether or not owned by the Trust for the entirety of each period). To provide these pro forma comparisons, the Trust will use comparable financial information and statistical data obtained from the prior owners or operators of all acquired hotels (many of which have in the past, and may in the future, continue to manage such acquired hotels for the Trust). The pro forma comparisons effectively will permit comparison of the operating performance of the Trust’s hotels, aside from hotels not open during the prior period, such as the 185-room Hyatt Place New York Midtown South, which the Trust acquired in March 2013 upon completion of its development by the seller of the hotel.

The Trust expects to follow the following format in making these comparable performance disclosures in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013 and future periodic filings:

HOTEL OPERATING RESULTS

Management assesses the operating performance of its hotels irrespective of the hotel owner during the periods compared. Included in the following table are comparisons, on a pro forma basis, of occupancy, average daily rate (ADR), room revenue per available room (RevPAR), Adjusted Hotel EBITDA and Adjusted Hotel EBITDA Margin, the key operating metrics that management uses to assess the performance of its hotels. The key operating metrics include the hotel operating results of [    ] of the Trust’s [    ] hotels owned as of June 30, 2013. The key operating metrics do not include comparative operating results for the Hyatt Place New York Midtown South, as this hotel was newly opened during 2013.

The following is a summary of the key operating metrics for the three and six months ended June 30, 2013 (in thousands, except pro forma ADR and pro forma RevPAR):

	Three months ended June 30,						Six months ended June 30,
	2013		2012		Change		2013		2012		Change
Pro forma occupancy		%		%		%		%		%		%
Pro forma ADR	$		$			%	$		$			%
Pro forma RevPAR	$		$			%	$		$			%
Pro forma Adjusted Hotel EBITDA	$		$			%	$		$			%
Pro forma Adjusted Hotel EBITDA Margin		%		%		%		%		%		%

The Trust will present added detail following this table explaining management’s views as to the particular events and drivers of these comparative hotel operating results. Of course, appropriate reconciliations and Item 10(e) disclosures relating to the presentation of Adjusted Hotel EBITDA will appear elsewhere in the MD&A section of each report.

Non-GAAP Financial Measures, page 30

3.	We note that your non-GAAP measure “FFO available to common shareholders” is not reconciled to the most directly comparable GAAP measure, as your measure includes an adjustment for amounts attributable to unvested time-based awards, and that your measure therefore appears to be inconsistent with NAREIT’s definition of FFO. To the extent that you continue to present this adjusted FFO measure, please revise in future filings to rename your non-GAAP measure and to reconcile net income (loss) available to common shareholders to FFO as defined by NAREIT and FFO to your adjusted measure.

RESPONSE: The Trust acknowledges the comment. The Trust believes that members of the investment community focus on FFO available to common shareholders, excluding amounts attributable to unvested time-based awards, as a true measure of the FFO available to the Trust’s investors. As a result, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Trust will present each of FFO, FFO available to common shareholders, and FFO available to common shareholders, excluding amounts attributable to unvested time-based awards, reconciling each back to net income (loss), substantially as shown in the following table:

Net income (loss)

Add: Depreciation and amortization

FFO

Less: Preferred share dividends

FFO available to common shareholders

Less: Dividends declared on unvested time-based awards

Less: Undistributed earnings allocated to unvested time-based awards

FFO available to common shareholders, excluding amounts attributable to unvested time-based awards

4.	We note your disclosure that you adjust FFO and Corporate EBITDA for certain additional recurring and non-recurring items to arrive at AFFO and Adjusted Corporate EBITDA, respectively. Please tell us, and disclose in future Exchange Act periodic filings, which adjustments are non-recurring. In addition, please tell us how you determined these adjustments met the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE: The Trust believes that it is useful to its shareholders and others in the investment community for the Trust to present AFFO and Adjusted Corporate EBITDA in its Exchange Act periodic reports as additional measures of the Trust’s operating performance. The Trust’s intent in providing these metrics is to enhance the ability of its investors to compare the Trust’s core operating results between periods. While the Trust’s policy is to make appropriate adjustments to FFO and Corporate EBITDA to eliminate the effects on those metrics of both recurring and non-recurring items, adjustments made in filings to-date have been only for two sets of recurring items: hotel acquisition costs and non-cash amortization of intangible assets and unfavorable contract liabilities. (The latter set of adjustments also will be made in the future presentation of Adjusted Hotel EBITDA, as more fully described above in the Trust’s response to the Staff’s second comment, as management does not consider these non-cash items to be reflective of the operating performance of the Trust’s hotels.)

Commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Trust will add disclosure clarifying that each of these items is recurring, and will expand its description of the nature of each adjustment to provide greater context as to why management feels the adjustment is helpful to an investor’s understanding of the Trust’s operating performance.

Capital Expenditures, page 32

5.	We note that you incur significant expenditures relating to renovating and repositioning certain of your hotels. In future Exchange Act periodic reports, to the extent you have material development or redevelopment, please disclose anticipated completion date, scope of development or redevelopment, costs incurred to date, and budgeted costs. In addition, in future Exchange Act periodic reports, to the extent material, please break down total capital expenditures by year for development, renovation, and FF&E replacements or enhancements.

RESPONSE: In all future Exchange Act periodic filings, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, the Trust will disclose for each material renovation or repositioning project underway during the period the project’s scope, estimated costs, costs incurred to date, and the anticipated completion date.

Consolidated Statements of Operations, page F-5

6.	Please revise in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

RESPONSE: The Trust will combine the expense related to share-based compensation with cash compensation and other general and administrative expenses within the “corporate general and administrative” line of its consolidated statements of operations in all future Exchange Act periodic filings, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013.

*            *             *

On behalf of the Trust, I hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4142 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (703) 610-6170 or by email at kevin.vold@hoganlovells.com.

Sincerely,

/s/ Douglas W. Vicari
Douglas W. Vicari
Executive Vice President,
Chief Financial Officer and Treasurer
Chesapeake Lodging Trust

Cc:	James L. Francis

Graham J. Wootten

Chesapeake Lodging Trust

Kevin L. Vold

Hogan Lovells US LLP